EXHIBIT 14
CODE OF ETHICS
Home City Federal Saving Bank (Home City) is judged by the collective and individual performance of its directors, officers, and associates. Thus, employees have traditionally recognized that their first duty is to Home City, and to act in a manner that merits public trust and confidence. As professionals, Home City employees have earned a reputation for integrity and competence. They have been guided and judged by the highest standards of conduct. Integrity, honesty, public trust and confidence have served as crucial test of our service and success.
This Code of Ethics is not presented to expand upon or change the ethical standards of Home City, rather its purpose is to reduce to writing many of the patterns of conduct that are expected at this institution. It represents a set of minimum standards. It is important to remember that our good reputation emerges from many actions and can be jeopardized by one.
You are invited to read this statement carefully, should it not be clear, please seek guidance, for in matters such as these, appearance is often as important as reality.
Conflicts of Interest
As employees of Home City we assume a duty to our bank, customers, and shareholders. Such duty is to act in all matters (public and personal) in a manner that will merit public trust and confidence. Each person associated with Home City is expected to direct their personal conduct in a manner which will bring credit to it, and avoid any action which would discredit it.
In the exercise of privileges and authority arising from employment, two fundamental principals apply:
1.	The staff will place the interest of the bank ahead of their private interest.

2.	The staff will have a duty to make full disclosure of any situation in which their private interest create a conflict or potential conflict with those of the bank.
It is considered a conflict of interest, and therefore could result in termination of employment, if a staff member makes a loan, processes any type of transaction (e.g. withdrawals, deposits, check cashing, payments) or waives bank fees and/or service charges for their own personal accounts or those of immediate family members or persons living in the same household. It is each employee’s responsibility to exercise prudence and good judgment when making loans or processing transactions to anyone whose personal relations with the employee may influence their judgment.
Gifts, Fees, Gratuities, and Other Payments from Customers or Suppliers
Some of our business acquaintances customarily distribute small gifts at Christmas, and on other occasions. In the event of receipt of such gift or entertainment opportunity, each employee must decide whether or not to accept. Gifts, benefits, or unusual hospitality that might tend to influence one in the performance of their job duties must not be accepted. Such gifts, benefits or unusual hospitality do not include gifts of nominal value, or gifts which serve as general advertising for the donor, or discounts or special concessions available to all employees, or hospitality which is casual and limited to a normal situation.
Additional guidance is found in the Employees Handbook.
Confidential Information
The most crucial area of concern is the use and/or abuse of confidential information. Financial institutions by their very nature are privy to customers’ business plans, forecast, decisions, and problems. The use of such information for one’s own, or another’s, personal benefit constitutes an abuse of Home City’s trust, and possibly a criminal violation of the insider trading laws. Home City also retains considerable information which, though not necessarily confidential, must nonetheless be treated as confidential in accordance with the Privacy of Consumer Information Act. Therefore, confidential information acquired by Home City is considered privileged and must be held in the strictest of confidence. It is to be used solely for Home City’s business purposes and not for personal gain by a staff member.
Dishonesty and Breach of Trust
A staff member shall not use their position to commit an act that would be considered illegal (e.g. theft, falsifying bank records, forgery, check kiting, etc.) All employees must conduct themselves with honesty and integrity at all times. Suspicious activities must be reported to the Security Officer or Compliance Officer. Upon receipt of such report an investigation will be conducted. All employees are to cooperate with the investigation. Withholding information or lying will be cause for immediate action or termination of employment.
Personal Investments
In making personal investments all employees shall be guided by a keen awareness of a potential conflict of interest. An employee should not enter into a security transaction under conditions where information generally not available to the public was used for making the decision to invest.
Personal Borrowing
Employees and officers of Home City may borrow from other financial institutions provided those transactions are arms-length, at market prices, and control of the lending situation is clearly in the hands of the lender. Employees are not permitted to borrower from other customers or suppliers. This prohibition does not preclude borrowing from anyone directly related to the employee by blood or marriage.
Whenever, an executive officer becomes indebted to Home City or any other financial institution they must report this event in writing to the Chief Executive Officer. When this debt is from Home City the CEO will report this debt to the Board of Directors. However, if the debt is with a correspondent bank, the individuals may need to complete a written form documenting this event in accordance with Regulation O.